QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 433
Registration No. 333-59438
June 8th, 2006

PRICING TERM SHEET

Issuer:	Central Illinois Public Service Company d/b/a AmerenCIPS
Ratings:	A3/A-
Issue:	Senior Secured Notes due 2036
Offering Size:	$61,500,000
Coupon:	6.700% per annum, payable semi-annually on each June 15th and December 15th, commencing December 15th, 2006
Trade Date:	June 8th, 2006
Settlement Date:	June 14th, 2006
Maturity:	June 15th, 2036
Treasury Benchmark:	5.375% due February 15th, 2031
US Treasury Spot:	103-07
US Treasury Yield:	5.143%
Spread to Treasury:	160 basis points
Re-offer Yield:	6.743%
Price to Public (Issue Price):	99.449%
Gross Proceeds:	$61,161,135
Underwriting Discount:	0.875%
Net Proceeds:	$60,623,010
Optional Redemption:	Make Whole call, at any time at a discount rate of Treasury plus 30 bps
Minimum Denomination:	$1,000 × $1,000
Bookrunners:	Citigroup, Goldman, Sachs & Co.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.

QuickLinks

PRICING TERM SHEET